# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LTD, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10171
Date of event which requires filing of this statement: 07/10/2025
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,315,902; shared voting power 0; sole dispositive power 3,315,902; shared dispositive power 0; aggregate amount beneficially owned 3,315,902 (7.72% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: GENCO SHIPPING & TRADING LTD
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10171
Comment: This Schedule 13D relates to the common shares, par value $0.01 per share (the "Shares"), of Genco Shipping & Trading Limited, a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer") and having its principal executive offices at 299 Park Avenue, 12th Floor, New York, New York 10171.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Diana Shipping Inc., a Marshall Islands corporation ("Diana Shipping"). Diana Shipping is referred to as the "Reporting Person."
Residence or business address: The identity, present principal occupation/employment, business address and citizenship of the executive officers, directors, and controlling persons of the Reporting Person (the "Principals") is set forth in Exhibit A hereto.
Present principal occupation or employment: The principal business address for the Reporting Person is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: The Reporting Person, and, to the best of its knowledge, the Principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person, and, to the best of its knowledge, the Principals have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is incorporated under the laws of the Republic of the Marshall Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: During the period of April 23, 2025 through July 17, 2025, the Reporting Person acquired the Shares reported in this Schedule 13D in open market transactions using its working capital for an aggregate consideration of $45,970,244.20. Unless noted above, no part of the purchase price for such Shares was borrowed by the Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported herein for investment purposes in the ordinary course of business because of its belief that the Issuer presents an attractive investment based on the Issuer's business prospects and strategy. Representatives of the Reporting Person may communicate with the board of directors of the Issuer (the "Board"), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value with respect to the Issuer and / or the Reporting Person.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Other than as set forth above, the Reporting Person does not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to information provided by the Issuer in its Current Report on Form 10-Q filed by the Issuer on May 7, 2025 the Issuer had 42,959,464 Shares outstanding as of May 7, 2025. Based on the foregoing, the Reporting Person is the record holder of 3,315,902 Shares representing 7.72% of the Issuer's issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Person has the sole power to vote or direct the vote of 3,315,902 Shares and has the shared power to vote or direct the vote of 0 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein and in Exhibit B to this Schedule 13D, no transactions in the Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Directors and Officers

Exhibit B: Information with Respect to Transactions Effected in the Last 60 Days.

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (07/17/2025)